UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September 2019

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office

5/F, Block A2, Northern District, CEA Building

36 Hongxiang 3rd Road, Minhang District

Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):      n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date September 3, 2019	By	/s/ Wang Jian
Name: Wang Jian
Title: Company Secretary

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

DISCLOSEABLE TRANSACTION

IN RELATION TO THE PURCHASE OF

AIRCRAFT

THE AIRCRAFT PURCHASE AGREEMENT

On 30 August 2019, the Company (as the purchaser) entered into the Aircraft Purchase Agreement with COMAC (as the seller), pursuant to which the Company has agreed to purchase and COMAC has agreed to sell the Aircraft.

As one or more of the applicable percentage ratios (as defined in the Listing Rules) in respect of the Aircraft Purchase Agreement and the transactions contemplated thereunder is or are more than 5% but less than 25%, the Aircraft Purchase Agreement and the transactions contemplated thereunder constitute a discloseable transaction of the Company under Chapter 14 of the Listing Rules and is subject to the reporting and announcement requirements under the Listing Rules.

On 30 August 2019, the Company (as the purchaser) entered into the Aircraft Purchase Agreement with COMAC (as the seller), pursuant to which the Company has agreed to purchase and COMAC has agreed to sell the Aircraft.

THE AIRCRAFT PURCHASE AGREEMENT

The principal terms of the Aircraft Purchase Agreement are set out as follows:

Date	30 August 2019

Parties	(i) the Company (as the purchaser)

(ii) COMAC (as the seller)

To the best knowledge, information and belief having made all reasonable enquiry of the Directors, COMAC and its ultimate beneficial owner are third parties independent of the Company and its connected persons (as defined in the Listing Rules), and are not connected persons of the Company.

Aircraft to be acquired:	35 ARJ21-700 aircraft, which are single-aisle regional aircraft with medium and short range.

Consideration:

The aircraft basic price of the 35 Aircraft in aggregate is approximately USD1,330 million (equivalent to approximately RMB9,430 million) based on the relevant price catalog provided by COMAC. The aircraft basic price of each of the Aircraft is approximately USD38 million, which comprises the airframe price and engine price.

The Aircraft Purchase Agreement was negotiated and entered into in accordance with normal commercial and industrial practises, under which COMAC has granted to the Company substantive price concessions with regard to the Aircraft. Such price concessions were determined after arm’s length negotiations between the Company and COMAC and as a result, the Consideration is significantly lower than the aircraft basic price of the Aircraft mentioned above.

As one or more of the applicable percentage ratios (as defined in the Listing Rules) in respect of the Aircraft Purchase Agreement and the transactions contemplated thereunder is or are more than 5% but less than 25%, the Aircraft Purchase Agreement and the transactions contemplated thereunder constitute a discloseable transaction of the Company under Chapter 14 of the Listing Rules and is subject to the reporting and announcement requirements under the Listing Rules.

In respect of the Aircraft Purchase, the Company understands its disclosure obligations normally required under Chapter 14 of the Listing Rules, and has therefore on a number of occasions raised the issue with COMAC in order to seek its consent to the Company’s disclosing certain otherwise required information (including the Consideration) in this announcement. Nonetheless, COMAC, for business reasons and from a commercial perspective, did not accede to the Company’s request in this respect, and insisted on the preservation of the confidentiality carried with such information to the extent possible. Any disclosure of the actual Consideration will result in a breach of the Company’s confidentiality obligations and will expose the Company to material litigation risk and irreparable reputation damage, meanwhile it could result in a loss of the price concessions to be granted by COMAC and future purchases. The Company has made an application to the Stock Exchange for a waiver from strict compliance with Rule 14.58(4) of the Listing Rules in respect of the disclosure of the Consideration and has obtained such waiver.

Due to the fact that this is the first time that the Company is purchasing aircraft from COMAC, the Company was unable to compare the extent of the price concession with any previous transactions with COMAC. The aircraft model, specification, performance and maximal total aircraft range of the Aircraft to be purchased by the Company from COMAC differ apparently with the aircraft that the Company has purchased previously from the other aircraft manufacturers. Considering the aforementioned, the Company would like to emphasise that the price concessions provided under the Aircraft Purchase Agreement shall not be directly comparable to the price concessions provided under the aircraft purchase transactions entered into between the Company and the other aircraft manufacturers. Solely based on the price concession rate granted to the Company, the price concession rate under the Aircraft Purchase Agreement is similar to the price concession rates that the Company has obtained in previous aircraft purchase transactions with other aircraft manufacturers. The Company believes that the price concessions obtained by the Company under the Aircraft Purchase Agreement have no material impact on the Company’s future operating costs taken as a whole.

Payment terms:

The Company intends to fund the purchase of the Aircraft through the Company’s self-owned capital, bank loans from commercial banks, bonds issuance and other sources of financing available to the Company. The Consideration will be denominated in USD and settled by RMB. As the Consideration shall be payable by cash in Renminbi by instalments, the Company considers that the Consideration will not have any material impact on the Company’s cash-flow position and business operations. After the Aircraft Purchase Agreement becomes effective, the Company will pay part of the Consideration by instalments as prepayment and will settle the remaining balance upon the delivery of each of the Aircraft.

Delivery and impact on ATKs:	The Aircraft are planned to be delivered to the Company in stages from 2020 to 2024, with three of which are planned to be delivered in 2020; six of which are planned to be delivered in 2021; eight of which are planned to be delivered in 2022; nine of which are planned to be delivered in 2023 and the remaining nine of which are planned to be delivered in 2024.

The Company may adjust the specific delivery time and models of the Aircraft in the future based on market conditions and the Company’s operation plan.

Without taking into account of the adjustments to be made by the Company as a result of the market condition and the age of the aircraft and based on the calculations from the ATKs of the Company as at 31 December 2018, the Aircraft Purchase will increase the ATKs of the Company by approximately 0.13%, 0.26%, 0.34%, 0.39% and 0.39% for each of the five years from 2020 to 2024, respectively.

REASONS FOR AND BENEFITS OF ENTERING INTO THE AIRCRAFT PURCHASE AGREEMENTS

The Aircraft Purchase is mainly for supplementing flight capacity of branch routes, further improving the Company’s overall route network layout, and excavating development potential of the branch routes market, in order to satisfy the flight demands of general passengers.

The Aircraft Purchase has been unanimously passed by the Directors who attended the 24th ordinary meeting of the eighth session of the Board, and is subject to filing with the governing departments of the relevant state authorities.

The Directors believe that the terms of the Aircraft Purchase Agreement and the transactions contemplated thereunder are entered into on normal commercial and industrial practises, and are fair and reasonable and in the interests of the Company’s shareholders as a whole.

FURTHER INFORMATION

The Company:	The Company is principally engaged in the business of civil aviation.

COMAC:	To the best knowledge of the Directors, the principal businesses of COMAC mainly include the design, development, production, modification, flight test, sales, maintenance, service, technology development and consulting services, etc. for civil aircraft and related products.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following terms shall have the following meanings:

“Aircraft”	means 35 ARJ21-700 aircraft;

“Aircraft Purchase”	means the purchase of the Aircraft under the Aircraft Purchase Agreement;

“Aircraft Purchase Agreement”	means the aircraft purchase agreement dated 30 August 2019 entered into between the Company and COMAC in relation to the Aircraft Purchase;

“ATKs”	means the tonnes of capacity available for the transportation of revenue load (passengers and/or cargo) multiplied by the kilometres flown;

“COMAC”	means 中國商用飛機有限責任公司 (Commercial Aircraft Corporation of China Limited), a company established under the laws of the PRC with limited liability;

“Company”	means 中國東方航空股份有限公司 (China Eastern Airlines Corporation Limited), a joint stock limited company incorporated in the PRC with limited liability, whose H shares, A shares and American depositary shares are listed on the Stock Exchange, the Shanghai Stock Exchange and the New York Stock Exchange, Inc., respectively;

“Consideration”	means the actual consideration payable by the Company to COMAC for the purchase of the Aircraft (taking into account the price concessions) under the Aircraft Purchase Agreement;

“Directors”	means the directors of the Company;

“Hong Kong”	means the Hong Kong Special Administrative Region of the People’s Republic of China;

“Listing Rules”	means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;

“PRC”	means the People’s Republic of China, excluding, for the purpose of this announcement, Hong Kong, the Macau Special Administrative Region of the People’s Republic of China and Taiwan;

“RMB“	means Renminbi, the lawful currency of the PRC;

“Stock Exchange“	means The Stock Exchange of Hong Kong Limited; and

“USD“	means United States dollars, the lawful currency of the United States of America.

For illustration purposes only, an exchange rate of USD1.00 to RMB7.09 is used in this announcement. No representation is made that any amount in RMB or USD is or could have been or could be converted at such rate or at any other rate or at all.

By the order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED
Liu Shaoyong
Shanghai, the People’s Republic of China
30 August 2019

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Li Yangmin (Vice Chairman), Tang Bing (Director), Lin Wanli (Independent non-executive Director), Li Ruoshan (Independent non-executive Director), Ma Weihua (Independent non-executive Director), Shao Ruiqing (Independent non-executive Director), Cai Hongping (Independent non-executive Director) and Yuan Jun (Employee representative Director).